UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.1)*

                       Wismer-Martin, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                         (CUSIP Number)

                      Jonathan Klein, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0879

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 20, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.


1    NAME OF REPORTING PERSON
          Physician Computer Network, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) //
                                                          (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               11,633,749

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               11,633,749

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,633,749

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          71%

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No.


1    NAME OF REPORTING PERSON
          Jeffry M. Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) //
                                                          (b) /x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               11,633,749

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               11,633,749

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,633,749

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          71%

14   TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer

     Item 1 is hereby amended in its entirety to read as follows:

          This Schedule 13D relates to options (the "Options") granted to Physician Computer Network, Inc. ("PCN") to acquire certain shares of common stock, par value $.001 per share ("Shares"), of Wismer-Martin, Inc. (the "Issuer" or "Wismer"), a Washington corporation. The address of the principal executive office of the Issuer is N. 12828 Newport Highway, Mead, Washington, 99021-9988.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended to add the following:

          PCN acquired an option (the "Original Option") to purchase Shares from Ronald Holden, Chairman of the Board, Chief Executive Officer and the largest single stockholder of the Issuer, on May 28, 1996. The Original Option was terminated in accordance with its terms upon the execution of the Agreement and Plan of Merger (the "Merger Agreement"), which is described more fully in
Item 6 of this 13D, entered into by and among the Issuer, PCN and Northwest Acquisition Corp on June 20, 1996. In connection with the execution and delivery of the Merger Agreement, PCN acquired certain other options (the "Options") from Ronald Holden, Stanley
T. and Beverly J. Hatch, Georgia L. Knazap, Gertrude L. Holden, John F. Perez, Ivory & Sime Enterprise Capital, Glen E. and Judith
L. Martin, Thomas E. and Maureen T. Holden, Harry D. Holden and James F. Etter on June 20, 1996 (each a "Stockholder" and collectively "Stockholders"). The Stockholders granted PCN the Options in consideration for PCN entering into the Merger Agreement, dated June 20, 1996, regarding the acquisition by PCN of the Issuer. As described in the Merger Agreement, PCN proposes to acquire the Issuer through the merger of a wholly-owned subsidiary of PCN with and into the Issuer (the "Merger"). As a result of the Merger, the Issuer would become a wholly-owned subsidiary of PCN.

Item 5.  Interest in the Securities of the Issuer

     Item 5 is hereby amended to add the following:

          As of the close of business on June 20, 1996, as a result of its ownership of the Options, PCN may be deemed to beneficially own in the aggregate 11,633,749 Shares, representing approximately 71% of the Issuer's outstanding Shares (based upon the 16,325,461 Shares stated to be outstanding in the Issuer's filing with the

Securities and Exchange Commission (the "SEC") on Form 10-QSB for the quarter ended March 31, 1996). As beneficial owner and holder of approximately 44% of PCN's common stock and Chairman of the Board and a Director of PCN, Picower may be deemed to have investment and voting power over the Shares. However, as provided by Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Picower disclaims beneficial ownership of all Shares of the Issuer beneficially owned by PCN.

          PCN has sole voting power and sole dispositive power with regard to 11,633,749 Shares. In addition, Picower through his association with PCN, may be deemed to have shared voting power and shared dispositive power with regard to the 11,633,749 Shares.

          The only transaction in the Shares by any of the Registrants effected during the past sixty days was PCN's acquisition of the Original Option on May 28, 1996 and PCN's acquisition of the Options to purchase 11,633,749 Shares from the Stockholders, which was effected by execution of the Option and Voting Agreements on June 20, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended to add the following:

          The Option and Voting Agreements were entered into on June 20, 1996, between the Stockholders and PCN in order to induce
PCN to enter into the Merger Agreement regarding the proposed acquisition of the Issuer by PCN. Under the Option and Voting Agreements, Ronald Holden granted to PCN an option to purchase: (i) 1,795,750 of the Shares; (ii) 5,468,875 of the Shares; or (iii) all 7,679,916 Shares for a purchase price equal to the agreed upon merger consideration (as defined below) at any time from and after the Trigger Date (as defined below) and on or prior to the Expiration Date (as defined below). All other Stockholders granted
PCN the option to acquire not less than all of their Shares for a purchase price equal to the agreed upon merger consideration at any time from and after the Trigger Date (as defined below) and on or prior to the Expiration Date (as defined below). "Merger consideration" means the amount and type of consideration payable, with respect to each share upon consummation of the Merger, as described below, assuming for such purpose that the date on which the option is exercised is the date on which the Merger is consummated, agreed upon to consummate the merger consisting of common stock. "Trigger Date" means the first date on which any one or more of the following events occur: (i) any material breach by the Issuer of any representation, warranty, covenant or agreement contained in the Merger Agreement, including, without limitation, the failure (x) of the Issuer to properly convene a meeting of its stockholders for the purpose of voting on the approval of the Merger Agreement and the transactions contemplated thereby (a "Stockholders' Meeting") and (y) of the Issuer's Board of
Directors, for any reason, to recommend to its stockholders the approval of the Merger Agreement and the transactions contemplated thereby; (ii) the failure by the Issuer at a Stockholders Meeting to obtain the affirmative vote of the holders of two-thirds of the outstanding shares of the Common Stock entitled to vote thereon, to consummate the Merger; and (iii) the termination of the Merger Agreement as a result of a breach by any of the Stockholders of any of the Options. "Expiration Date" means the first to occur of: (i) in the event that the Merger is not consummated in accordance with the terms of the Merger Agreement because (x) PCN fails or refuses to close the Merger for any reason other than a breach by the Issuer of any provision of the Merger Agreement or (y) as a result of a material breach by PCN of any representation, warranty, covenant or agreement contained therein; (ii) consummation of the Merger; and (iii) the later to occur of (x) the termination of the Merger Agreement in accordance with its terms as a result of a breach by any of the Stockholders of the any of the Options or (y) October 15, 1996. The Option and Voting Agreements provide that the Options shall be exercisable by PCN upon delivery to Stockholders of a written notice indicating the number of shares
PCN wishes to acquire.  Additionally, the Option and Voting
Agreements set forth certain restrictions, which include, among other things, (1) the Stockholders' agreement not to enter into certain agreements and/or transactions with respect to the Shares;
and (2) the Stockholders' agreement to vote the Shares for approval of the terms contemplated in the Merger Agreement with regard to the consummation of the Merger Agreement. The Option and Voting Agreements also provide for the terms of payment for the Shares, as well as customary anti-dilution protection including, among other things, as a result of stock splits or the reorganization, dissolution, liquidation or merger of the Issuer into another company prior to the Expiration Date. The foregoing summary of the Option and Voting Agreements is qualified in its entirety by reference to the text of such agreements, which are attached hereto as Exhibits 1 through 10 and incorporated herein by reference.

          The Merger Agreement provides that, in connection with the Transaction, PCN would pay to the shareholders of the Issuer an aggregate of (x) $1,980,000 in cash and (y) 935,000 shares of common stock of PCN, subject to adjustment based upon the market price of PCN's common stock prior to the consummation of the Transaction. The Transaction is subject to, among other things, approval of the Transaction by the Issuer's shareholders.

Item 7.  Material to be Filed as Exhibits

          Exhibit 1      Option Agreement between Ronald Holden
                         and PCN dated June 20, 1996.

          Exhibit 2      Option Agreement between Stanley T. and
                         Beverly J. Hatch and PCN dated June 20,
                         1996.

          Exhibit 3      Option Agreement between Georgia L.
                         Knazap and PCN dated June 20, 1996.

          Exhibit 4      Option Agreement between Gertrude L.
                         Holden and PCN dated June 20, 1996.

          Exhibit 5      Option Agreement between John F. Perez
                         and PCN dated June 20, 1996.

          Exhibit 6      Option Agreement between Ivory & Sime
                         Enterprise Capital and PCN dated June 20,
                         1996.

          Exhibit 7      Option Agreement between Glen E. and
                         Judith L. Martin and PCN dated June 20,
                         1996.

          Exhibit 8      Option Agreement between Thomas E. and
                         Maureen T. Holden and PCN dated June 20,
                         1996.

          Exhibit 9 Option Agreement between Harry D. Holden and PCN dated June 20, 1996.

          Exhibit 10     Option Agreement between James F. Etter
                         and PCN dated June 20, 1996.

          Exhibit 11     Merger Agreement between PCN and the
                         Issuer dated June 20, 1996.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 28, 1996


               PHYSICIAN COMPUTER NETWORK, INC.

               By: /s/ John F. Mortell
                    John F. Mortell
               Its: Executive Vice President and
                    Chief Operating Officer


               /s/ Jeffry Picower
               Jeffry Picower


              [Signature Page for Amendment No. 1
                 to Wismer-Martin Schedule 13D]